CODE OF ETHICS

Implementation Date: July 10, 2013
Most Recent Amendment Date: January 2, 2014

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, Foundry Partners and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the ‘Code’). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Foundry Partners to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Foundry Partners’ services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Foundry Partners must act in its Clients’ best interests at all times. Neither Foundry Partners, nor any Employee should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about Foundry Partners’ business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Foundry Partners or its Employees could have severe negative consequences for Foundry Partners, its Clients, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO on the matter. Any problems identified during the review will be addressed in ways that reflect Foundry Partners’ fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CEO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory, or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations. If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to Foundry Partners’ senior management.

Distribution of the Code and Acknowledgement of Receipt

Foundry Partners will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood, and agree to comply with Foundry Partners’ policies and procedures described in this Manual, including this Code of Ethics, upon commencement of employment, annually, and following any material change to the Manual.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Foundry Partners, Employees, and current or prospective Clients. Any failure to identify or properly address a conflict can have severe negative repercussions for Foundry Partners, its Employees, and/or Clients. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Foundry Partners’ policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts.

In some instances conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Foundry Partners’ Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children- in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable and Exempt Securities

As a matter of general policy, Employees are prohibited from purchasing any securities for their personal accounts other than exempt securities (as defined below) and exchange-traded funds (‘ETFs’). However, all existing positions (‘Grandfathered Positions’) in accounts of Employees as of the effective date of the Employee’s employment will be grandfathered. Employees wishing to sell securities which they already own will be subject to the pre-clearance and reporting requirements below.

Foundry Partners requires Employees to provide periodic reports regarding transactions and holdings in all ‘Reportable Securities’, which include any Security, except (‘exempted transactions’):

•	Direct obligations of the Government of the United States;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short- term debt instruments, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by Foundry Partners;
•	Interests in 529 college savings plans; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Foundry Partners.

ETFs are somewhat similar to open-end registered investment companies. However, ETFs are Reportable Securities and are subject to the reporting requirements contained in Foundry Partners’ Personal Securities Transactions policy.

Pre-clearance Procedures

With the exception of exempted transactions and ETFs, Employees must receive written approval for all personal securities transactions before completing securities transactions. Foundry Partners reserves the right to disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper.

Employees shall seek pre-clearance by either completing the Trade Pre-clearance Form or submitting their request through email. All pre-clearance requests must be submitted to the CCO or a designee. Once pre-clearance is granted to an Employee, such Employee may only transact in that security for the remainder of the day. If the Employee wishes to transact in that security on the following or any other day, they must again obtain pre-clearance from the CCO or a designee.

Foundry Partners’ Trader or CCO will maintain a Restricted List of Securities containing a list of securities about which Foundry Partners might have received Material Non-Public Information. The CCO or a designee will not pre- clear any personal transactions in Securities that are associated with any issuers on the Restricted List.

Investments in Limited Offerings and Initial Public Offerings (‘IPOs’ )

No Employee shall acquire, directly or indirectly, any Beneficial Ownership in any limited offering, such as investments in private funds and investments in LLCs, or IPO without first obtaining prior approval of the CCO or a designee.

Reporting

Foundry Partners must collect information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in covered accounts. Employees must seek pre-clearance from compliance prior to opening a new account. Employees must also report any accounts opened during the quarter that hold any Securities. Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO or a designee within the assigned due date.

The CCO or a designee must receive all such statements within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Reportable Securities, as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO or a designee on or before the appropriate due dates. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee.

If an Employee does not have any holdings and/or accounts to report, this should be indicated on the Periodic Holdings Reporting Form.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan;
•	Any reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO or a designee who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

Foundry Partners’ Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities.

The CCO or a designee will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior, and will compare Employee trading with Clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

The CEO will monitor the CCO’s, or the CCO will monitor his designee’s, personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

Foundry Partners will describe its Code of Ethics in Part 2A of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for Foundry Partners’ Code of Ethics should be directed to the CCO.